VIA EDGAR

August 29, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Katherine Bagley Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 6 to Registration Statement on Form F-4 Filed July 25, 2025
File No. 333-284035

Ladies and Gentlemen:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 4, 2025 (the “Comment Letter”) with respect to the Amendment No. 6 to the Registration Statement on Form F-4 filed with the Commission on July 25, 2025 (“Amendment No. 6”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. The Company has revised Amendment No. 6 in response to the Staff’s comments and is concurrently submitting Amendment No. 7 to the Registration Statement on Form F-4 (“Amendment No. 7”) with this letter, which reflects these revisions and updates and clarifies certain other information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 7.

Amendment No. 6 to Registration Statement on Form F-4 filed July 25, 2025

Risk Factors

If certain December 2024 Redeeming Stockholders choose not to return the December 2024 Extension Overpayment Amount..., page 77

1.	We note your disclosure here and elsewhere in the prospectus regarding the December 2024 Extension Overpayment Amount. Please revise your disclosure to address the following items:

●	Given that return of the December 2024 Extension Overpayment Amount is not guaranteed, please clearly disclose that your assumptions that such payment will be received are not guaranteed, and revise your disclosure to show the estimated per share redemption price and other related disclosures under the assumption that the December 2024 Extension Overpayment Amount is not returned. Please also disclose the risks, if material, related to the overpayment and your request that shareholders return the funds.

Response: In response to the Staff’s comment, we revised the disclosure on the cover page, page 77 and page 165 of Amendment No. 7 to disclose that it is not guaranteed that we will receive such payment, and that upon the closing of the Business Combination or collecting the Aggregate December 2024 Extension Overpayment Amount, whichever occurs first, Globalink intends to request Continental, the trustee of the Trust Account, to release only the funds actually received from the December 2024 Extension Redeeming Stockholders as of such date. As such, Globalink does not expect the per share redemption price payable to redeeming stockholders at the Special Meeting would be affected by the portion of the Aggregate December 2024 Extension Overpayment Amount recovered. In response to the Staff’s comment, we expanded the risk factor titled “If certain December 2024 Redeeming Stockholders choose not to return the December 2024 Extension Overpayment Amount to Continental, this shortfall will reduce the funds available in the Trust Account for withdrawal by Globalink to cover its outstanding taxes” on page 78 of Amendment No. 7 to disclose the risks related to the overpayment and the request that stockholders return the funds.

●	You state that the Company was allowed to withdraw additional interest from the Trust Account to “cover income and franchise taxes.” Please quantify the amount of these taxes and explain whether they have already been paid from other sources or if they remain outstanding. If they have been paid, please disclose the source of funds used for such payment. If they have not been paid, please disclose whether you have sources of funds outside of the Trust Account available for such payment, and disclose the risks, if any, related to your ability to pay the outstanding amount.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, page 78 and page 165 of Amendment No. 7 to quantify the amount of these taxes, explain that the taxes remain outstanding, and disclose the source of funds intended to be used for paying the outstanding taxes. We also included a risk factor titled “Globalink has not yet paid certain franchise and income taxes and may be subject to penalties and interests, which could materially and adversely affect its financial condition” on page 78 of Amendment No. 7 to disclose the risks related to Globalink’s ability to pay the outstanding amount.

●	Given your disclosure that there was approximately $0.95 million of funds in the Trust Account as of July 8, 2025 and that the Aggregate December 2024 Extension Overpayment Amount was approximately $0.56 million, please expand on your disclosure to explain the consequences to existing stockholders if the December 2024 Extension Overpayment Amount is not returned in whole or in part. Specifically, please disclose whether you intend to request Continental release additional funds from the Trust Account to cover the income and franchise taxes that resulted in the overpayment. In this regard, we note that it appears Section 2 of the Trust Agreement provides distributions to cover income or other tax obligations owed by the Company may only be made from interest earned on the funds in the Trust Account and not the initial proceeds, and Section 1(k) of the Trust Agreement provides that the Trustee may not disburse any amounts from the Trust Account in connection with a Business Combination in the event that the amount per share to be received by the redeeming Public Shareholders is less than $10.15 per share (plus the amount per share deposited in the Trust Account pursuant to any Extension Letter).

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, page 78 and page 165 of Amendment No. 7 to disclose that (i) Globalink intends to request Continental to release additional funds from the Trust Account to Globalink to cover the income and franchise taxes that resulted in the previous overpayment, and (ii) Globalink does not intend to withdraw funds from the Trust Account if such withdrawal would either cause the aggregate amount withdrawn from the Trust Account to exceed the aggregate interests earned on the funds in the Trust Account, or result in the estimated redemption price per share payable to redeeming public stockholders at the Special Meeting falling below $10.15 (plus the amount per share deposited in the Trust Account pursuant to any Extension Letter).

●	Please address your proposed treatment of any portion of the December 2024 Extension Overpayment Amount received after the completion of a Business Combination. Specifically, please disclose whether redeeming stockholders would have any beneficial interest in such repayments or if you believe their interest would be limited to any amounts distributed by the Trustee at the time of the Business Combination.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, page 78 and page 165 of Amendment No. 7 to clarify that Globalink intends to keep collecting the December 2024 Extension Overpayment Amount until the full amount is received, or until immediately prior to the closing of the Business Combination, whichever occurs first. If a portion of the December 2024 Extension Overpayment Amount remains outstanding at Closing, Globalink will withdraw from the Trust Account only the portion of the December 2024 Extension Overpayment Amount it has actually received. It will then use its working capital balance if available; and if needed, it will issue promissory notes to Globalink’s Sponsor or PGM to obtain additional cash to cover any remaining outstanding taxes. Globalink believes that, regardless of to the extent to which the December 2024 Extension Overpayment Amount is recovered, redeeming stockholders at the Special Meeting will receive the same amount per-share redemption price. Accordingly, their interests will not be impacted by the amount Globalink is able to recover at the Closing.

●	Please disclose whether and to what extent you have had discussions with the Trustee regarding the December 2024 Extension Overpayment Amount. To the extent material, please add risk factor disclosure addressing the possibility that the Trustee may disagree with your determinations regarding the December 2024 Redemption Payment, your interpretation of the Trust Agreement, or your proposed application or treatment of any portion of the December 2024 Extension Overpayment Amount you ultimately receive.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, page 79 and page 165 of Amendment No. 7 to disclose the discussions we had with the Trustee regarding the December 2024 Extension Overpayment Amount and included a risk factor titled “Any disagreements with the Trustee regarding the December 2024 Redemption Payment or interpretation of the Trust Agreement may adversely affect Globalink’s ability to complete the business combination or satisfy redemption obligations” on page 79 of Amendment No. 7 to address the possibility that the Trustee may disagree with Globalink’s determinations regarding the December 2024 Redemption Payment, interpretation of the Trust Agreement, or proposed application or treatment of any portion of the December 2024 Extension Overpayment Amount that Globalink ultimately receives.

Financial Statements of Cilo Cybin Holdings Limited, page F-104

2.

The independent auditor’s report provided on page F-119 for the year ended March 31, 2024 appears to be missing certain paragraphs including the opinion and basis for opinion paragraphs included in the prior amendment. Please have your auditor revise as necessary to ensure the auditor report(s) cover all periods included and are placed appropriately.

Response: In response to the Staff’s comment, we have revised our disclosure to include the opinion and basis for opinion paragraphs particularly on pages F-115, F-116, and F-117 of Amendment No. 7 and have made corresponding updates to ensure the independent auditor’s report appropriately covers all periods presented.

Exhibits

2.	We note your response to prior comment 2. The report date included in the auditor’s consent for ALPS Global Holding Pubco is not the same date as the report date of June 24, 2025 provided on page F-90. Please have your auditor revise as necessary.

Response: In response to the Staff’s comment, we have refiled the auditor’s consent for ALPS Global Holding Pubco as Exhibit 23.2, to align with the report date disclosed on page F-90.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco